Exhibit (a)(1)(iv)

Form of Letter from the Fund to Shareholders

in Connection with the Fund’s Acceptance of Shares

GOLUB CAPITAL PRIVATE CREDIT FUND

c/o SS&C GIDS, Inc.

PO Box 219098-9098

Kansas City, MO 64105

[DATE]

[SHAREHOLDER NAME/ADDRESS]

Dear Shareholder:

This letter serves to inform you that Golub Capital Private Credit Fund (the “Fund”) has received and accepted for purchase your tender of shares of beneficial interest in the Fund. In accordance with the terms of the tender offer, the Fund will effect payment in cash to you in an aggregate amount equal to the net asset value of the tendered shares as of December 31, 2025, less the 2% “early repurchase deduction” (if applicable).

If you have any questions, please contact the Fund’s Transfer Agent at (844) 373-0973.

Sincerely,

Golub Capital Private Credit Fund